EXCELSIOR INCOME SHARES,INC. PRRN14A
Filing Date: 8/13/01


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 TYPE:  PRRN14A
 SEQUENCE:  1


SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934

Filed by Registrant  [     ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[ X ] Preliminary Proxy Statement     [  ]  Confidential, For Use of the
                                            Commission Only (as permitted
                                            by Rule 14a-6(e)(2))

[   ]     Definitive Proxy Statement

[   ]     Definitive Additional Materials

[   ]     Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec.
          240.14a-12


EXCELSIOR INCOME SHARES, INC.
------------------------------------------------------------------------
(Name of Registrant as Specified in its Charter)

Ralph W. Bradshaw
------------------------------------------------------------------------

Name of Person(s) Filing Proxy Statement, if Other Than the
Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]     No fee required.

[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
        and 0-11.

          (1) Title of each class of securities to which transaction applies: _____________________________________________

          (2) Aggregate number of securities to which transaction applies: _____________________________________________

          (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
                 ______________________________________________________
          (4)    Proposed maximum aggregate value of transaction:
                 ______________________________________________________
          (5)    Total fee paid:_______________________________________


 [   ]  Fee paid previously with preliminary materials.

 [   ]  Check box if any part of the fee is offset as provided by Exchange
        Act Rule 0-11(a)(2) and identify the filing for which the
        offsetting fee was paid previously.   Identify the previous filing
        by registration statement number, or the form or schedule and the date of its filing.

       (1)   Amount previously paid:
             _______________________________________
       (2)   Form, Schedule or Registration Statement No.:
             _______________________________________
       (3)   Filing Party:
             _______________________________________
       (4)   Date Filed:
             _______________________________________


                     PROXY STATEMENT IN OPPOSITION
             TO SOLICITATION BY THE BOARD OF DIRECTORS OF
                     EXCELSIOR INCOME SHARES, INC.
                114 West 47th Street   New York, NY 10036


                  ANNUAL MEETING OF STOCKHOLDERS
                     To be held on September 12, 2001

This proxy statement and the enclosed [GREEN] proxy card are being furnished to holders of record on August 10, 2001, (the "Record Date") of shares of common stock ("Common Stock") of the Excelsior Income Shares, Inc. (the "Fund") by Ralph W. Bradshaw (the "Soliciting Stockholder"), in connection with the solicitation of proxies by the Soliciting Stockholder for use at the 2001 Annual Meeting of the Fund to be held at the offices of Kramer Levin Naftalis & Frankel, 919 Third Avenue, New York, N.Y. 10022, on September 12, 2001, at 11:00 a.m., New York City time, and any adjournment
or adjournments hereof.   The Soliciting Stockholder is soliciting a proxy
to vote your shares at the 2001 Annual Meeting of Stockholders of the Fund and at any and all adjournments or postponements of the meeting.


INTRODUCTION

This proxy statement and the enclosed [GREEN] proxy card are first being sent to stockholders of the Fund on or about ________, 2001 for the following purposes:

(1) To elect five Directors to hold office until the next Annual Meeting and until their respective successors have been duly elected and qualified;

(2) To consider a new Investment Advisory Agreement between the Fund and Rafferty Capital Markets, LLC;

(3) To consider and vote upon a proposal to liquidate and dissolve the Fund pursuant to the plan of liquidation described in the Fund's proxy statement (the "Plan");

(4) To consider and vote upon the appointment of PricewaterhouseCoopers LLP as the independent certified public accountants of the Fund for the fiscal year ending December 31, 2001;

(5) To consider and vote on the change in the name of the Fund from Excelsior Income Shares, Inc. to EIS Fund, Ltd.;

With respect to these matters, the Soliciting Stockholder is soliciting a proxy to vote your shares:

        IN FAVOR of the election of the individuals whom the Soliciting Stockholder intends to nominate for election as directors of the Fund and in favor of all items.

The Soliciting Stockholder is also soliciting your proxy to vote your shares on the following Shareholder Value Proposal, that he intends to introduce at the meeting:

(6a)	RESOLVED:  If a majority favors liquidation, but it fails to receive the super-majority, two-thirds vote required, the shareholders recommend that the Board provide shareholders an option to receive Net Asset Value, as soon as possible, through open-ending or some other means.

(6b)	RESOLVED:  If the liquidation proposal receives the required two-thirds vote, the shareholders request that the first liquidation payment, representing substantially all of the proceeds from sale of the Fund's liquid assets, be distributed within 30 days after the meeting, rather than 90 days as described in the Fund's proxy.

If a shareholder returns the [GREEN] proxy card with no indication of how to vote on any of these matters, the Soliciting Stockholder will vote FOR on these proposals.

How Proxies Will Be Voted

All of the proposals scheduled by the Fund to be voted on at the meeting are included in the enclosed [GREEN] proxy card. The Shareholder Value Proposal is not included in the Fund's proxy. If you wish to vote IN FAVOR of these nominees, and/or FOR, AGAINST, or ABSTAIN on any of the other proposals, you may do so by completing and returning a [GREEN] proxy card.

If you return a [GREEN] proxy card to the Soliciting Stockholder or its agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted as follows:

-FOR the election of the nominees named in this proxy.

-FOR the remaining proposals, including the above referenced Shareholder Value
  Proposal that is intended to be proposed at the meeting.

All other proposals introduced at the meeting will be voted in what, as determined by the sole discretion of the Soliciting Stockholder, is in the best interests of shareholders. The proxies may also temporarily decline to attend the Meeting, thereby possibly preventing a quorum, in order to solicit additional proxies or, if they deem it to be in the interest of the shareholders, for any other legal reason.


Voting Requirements

Only stockholders of record on the Record Date are entitled to vote at the meeting. According to the Fund's proxy statement, as of February 20, 2001, the record date for the first annual meeting, and as of June 30, 2001, there were 2,169,091 issued and outstanding shares of common stock of the Fund. Stockholders will be entitled to one vote for each share held. Only stockholders of record at the close of business on August 10, 2001 will be entitled to vote at the Meeting. Directors of the Fund are elected by a plurality of the votes cast.

In tallying stockholder votes, abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power on a particular matter) will be counted for purposes of determining whether a quorum is present for purposes of convening the meeting, but neither abstentions nor broker non-votes will be considered votes cast for any purposes at the Meeting. The five nominees receiving the largest number of votes will be elected to serve as directors of the Fund.

If a quorum is not present at the meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The proxies may also propose an adjournment for other reasons. Any adjournment will require the affirmative vote of a majority of those shares present at the meeting in person or by proxy. If an adjournment of the meeting is proposed, the person named as proxy on the [GREEN] proxy card will vote for or against such adjournment in his discretion.

Revocation of Proxies

You may revoke any proxy you give to management or the Soliciting Stockholder at any time prior to its exercise in the following ways:

Deliver a written revocation of your proxy to the Secretary of the Fund;

Execute and deliver a later dated proxy to the Soliciting Stockholder or to the Fund or our respective agents; or

Vote in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.)

There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.


INFORMATION CONCERNING THE SOLICITING STOCKHOLDER

The address of the Soliciting Stockholder is One West Pack Square, Suite 1650, Asheville, NC 28801.

As of the Record Date, the Soliciting Stockholder had the beneficial ownership of 501 shares of Common Stock of the Fund.

Exhibit 1 to this proxy statement contains a schedule showing the purchases and sales of Common Stock of the Fund by the Soliciting Stockholder within the past two years.

There are no contracts, arrangements, or understandings of any kind between the Soliciting Stockholder and any other person with respect to how shares of the Fund owned by that person might be voted.

REASONS FOR THE SOLICITATION

Prior to this year's proxy contests, the Fund regularly traded at a substantial discount to net asset value per share ("NAV"). The Soliciting Stockholder believes that, in spite of some temporary improvement due to market conditions and the possibility of liquidation, effective measures have not been taken by the investment manager nor has there been effective direction by the current Board to deal with this persistent problem.

As one example, the Fund is not making use of the repurchase program announced during the proxy contest earlier this year. In a federal filing with the SEC the Fund stated that, "The Board believed that adoption of the program might enhance value for shareholders by reducing the NAV Discount and providing some additional liquidity for shareholders who desire to sell their shares in the Fund." However, in spite of the fanfare, the shares of record have not changed. It appears that not a single share has been repurchased during the intervening weeks. This program is beneficial to shareholder value and the Board is not providing effective leadership in its use.

As another example, while the Board is giving shareholders an opportunity to choose whether or not to liquidate the Fund, it is doubtful that the measure will pass because the Board has insisted on a super-majority of all outstanding shares for approval. The Shareholder Value Proposal which I intend to propose at the meeting recommends that if the super-majority is not reached but a majority favors liquidation stockholders should be given an option to receive Net Asset Value. This could be made available through a tender offer, an open-ending, or some other means. Some options might require shareholder approval.

Because we believe that shareholders deserve better, the purpose of this proxy is to solicit your vote to elect Ralph W. Bradshaw, Gary A. Bentz, Andrew Strauss, Glenn W. Wilcox, Sr. and Scott B. Rogers, respectively, to the Board of Directors.

I believe that the election of Messrs. Bradshaw, Bentz, Strauss, Wilcox and Rogers, respectively, as directors will provide stockholders with an independent voice on important matters affecting the Fund. Their election may give the Board a new perspective and may help assure that measures intended to benefit stockholders are more actively considered. The measures that we expect to advocate may include but are not limited to:

      - If the plan of liquidation, (the "Plan") passes, to execute the Plan asquickly and effectively as possible.

      - If the Plan fails to achieve the vote required for passage but a majority favor the Shareholder Value Proposal, to offer some option for shareholders to receive net asset value.

      - If the Fund continues under its current structure, considering actions to improve the returns and to better influence the discount to NAV, which may include aggressive periodic buybacks of shares in the market, tender offers, payout policies, or other methods of enhancing stockholder value; and

     - Seeking greater stockholder guidance to the Board, enhancing its ability to act in the best interests of stockholders.

If you share these goals, I urge you to vote, using the enclosed [GREEN] proxy card.

CERTAIN CONSIDERATIONS

In deciding whether to give the Soliciting Stockholder your proxy, you should consider the following information.

Even if his nominees are elected, there can be no assurance that the full Board of Directors will take any actions that he may advocate or that such actions, if taken, will achieve their intended goals

Implementation of certain Board actions may require stockholder approval, and no assurance can be given that such approval will be obtained. In addition, various costs, which would be borne indirectly by stockholders, may be associated with certain actions, including but not limited to those associated with holding a special meeting of stockholders.

The Soliciting Stockholder believes that all stockholders of the Fund will benefit if any actions taken to improve stockholder value or to reduce or eliminate the discount from NAV are successful. The Soliciting Stockholder and his nominees will give careful consideration to adopting any or all of the measures outlined above and will make a final determination based on the benefits to the Fund and its shareholders as such compare to the costs and risks, if any, of the implementation of any of these measures. Additionally, the Soliciting Stockholder may seek guidance from Fund shareholders.

Proposal 1 - Election of Directors

There are five members in the current Board of Directors.

At the meeting, stockholders will have the opportunity to elect five persons as directors of the Fund to serve until the next Annual Meeting and until their successors shall have been elected and qualified.


The Soliciting Stockholder intends to nominate Ralph W. Bradshaw, Gary A. Bentz, Andrew Strauss, Glenn W. Wilcox, Sr. and Scott B. Rogers, respectively, for election as directors of the Fund to serve until the Fund's annual meeting in 2002. Information about the nominees is as follows:


Name, Business Address     Age  Principal Business Occupations

Ralph W. Bradshaw          50   President, Director and shareholder of
One West Pack Square,           Cornerstone Advisors, Inc.; Financial
Suite 1650                      Consultant for the past five years;
Asheville, NC 28801             Vice President, Deep Discount Advisors,
                                Inc. (1993-1999); Director of The
                                Austria Fund, Inc., Cornerstone
                                Strategic Return Fund, Inc., Cornerstone
                                Strategic Value Fund, Inc.,
                                Progressive Return Fund, Inc., and
                                The Smallcap Fund, Inc., all
                                NYSE-listed closed-end funds


Gary A. Bentz              45   Vice President, Treasurer, Director and
One West Pack Square            shareholder of Cornerstone Advisors,
Suite 1650                      Inc.; Independent Financial,
Asheville, NC 28801             Accounting, and Investment Consultant
                                and Certified Public Accountant for the
                                past five years; Vice President, Deep
                                Discount Advisors (1993-2000); Director
                                of The Austria Fund, Inc., Vice President
                                Treasurer, and Former Director Cornerstone
                                Strategic Value Fund,Inc. and Cornerstone
                                Strategic Return Fund, Inc.; Vice President and Treasurer, Progressive Return Fund, Inc.

Andrew Strauss          45      Attorney and senior member of Strauss &
77 Central Avenue,              Associates, P.A., attorneys, Asheville,
Suite F                         N.C.; previous President of White
Asheville, NC 28801             Knight Healthcare, Inc. and LMV
                                Leasing, Inc., a wholly owned
                                subsidiary of Xerox Credit Corporation;
                                Director of Cornerstone Strategic Value
                                Fund, Inc., Cornerstone Strategic
                                Return Fund, Inc., and Progressive
                                Return Fund, Inc.

Glenn W. Wilcox, Sr.     68    Chairman of the Board and Chief
Wilcox Travel                  Executive Officer of Wilcox Travel
One West Pack Square           Agency; Director, Champion Industries,
Suite 1700                     Inc.; Chairman, the Board of Blue Ridge
Asheville, NC 28801            Printing Co., Inc.; Chairman, Tower
                               Associates, Inc. (a real estate
                               venture), Member and Vice Chairman, the
                               Board of First Union National Bank;
                               Board Trustee and Vice Chairman,
                               Appalachian State University; Board
                               Trustee and Director, Mars Hill College;
                               Director of Cornerstone Strategic Value
                               Fund, Inc., Cornerstone Strategic Return
                               Fund, Inc. and Progressive Return Fund,
                               Inc.


Scott B. Rogers          44    Chief Executive Officer, Asheville
30 Cumberland Ave              Buncombe Community Christian Ministry;
Asheville, NC 28801            President, ABCCM Doctor's Medical
                               Clinic; Director, Southeastern
                               Jurisdiction Urban Networkers; Director,
                               A-B Vision Board, Appointee, NC
                               Governor's Commission on Welfare to
                               Work; Chairman, Recycling Unlimited;
                               Director, Interdenominational
                               Ministerial Alliance; Director of
                               Cornerstone Strategic Value Fund, Inc.,
                               Cornerstone Strategic Return Fund, Inc.
                               and Progressive Return Fund, Inc.


The Total Number of Shares Owned Directly or Indirectly by all of the above candidates as of the record date is the 501 shares held by Ralph W. Bradshaw.


The Fund's proxy contains details concerning compensation arrangements between the Fund and its officers.

Other than fees that may be payable by the Fund to its directors, the nominees named above have no arrangement or understanding with any person with respect to any future employment by the Fund or by any affiliate of the Fund.

The persons named as proxies in the enclosed [GREEN] proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the nominees named above. The nominees have consented to stand for election and to serve if elected. If any of the nominees are unable to serve, an event not now anticipated, the proxies will be voted for such other person(s), if any, as is designated by the persons named as proxies.

Information regarding the persons now serving as directors and officers of the Fund, and additional information regarding the Fund, is contained in the Fund's proxy statement.

Proposal 2 - Consideration of a new Investment Advisory Agreement

According to the Fund's proxy, the current investment advisor, U. S. Trust Company of New York ("US Trust"), no longer wishes to provide investment management services to the Fund. The Board seeks shareholder approval of a new investment advisory agreement with Rafferty Capital Markets, LLC ("Rafferty"). Upon approval, the Fund would terminate its existing agreement with US Trust and
execute a new agreement, as outlined in the Fund's proxy, with Rafferty.   The
Board observes that, with few exceptions, the Proposed Advisory Agreement is substantially the same as the Current Advisory Agreement. The Soliciting Stockholder does not have sufficient information to make an independent analysis of the proposed advisor, or its suitability as the primary provider of investment management services for the Fund, and so must rely on statements in the Fund's proxy.

Stockholders should be aware of additional considerations. Approval of a new investment advisory agreement requires the affirmative vote of a majority, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). In practice, this is often difficult to achieve because any vote other than affirmative effectively counts as a negative. US Trust could chose to terminate its agreement and, if the Proposed Advisory Agreement is not ratified, management of the Fund's investments would become the responsibility of the Board, until and unless another investment advisory agreement is ratified by the
stockholders.   Self-management is not typical for the Fund but is practiced by other investment companies and may become the default choice of the stockholders if the Proposed Advisory Agreement is not approved.

Based on assertions in the Fund's proxy that the Proposed Advisory Agreement with Rafferty is reasonable, fair and in the best interests of the Fund and its shareholders and other considerations stated above, the Soliciting Stockholder recommends that you vote FOR approval of the new investment advisory agreement.

Proposal 3 - The Plan of Liquidation

Stockholders will be asked to vote on a proposal to approve the complete liquidation, subsequent distribution of assets and dissolution of the Fund. According to the Fund's proxy, the Board studied alternatives for addressing the Net Asset Value Discount problem. They determined that stockholders should be given the option of choosing to liquidate the Fund. Approval of the plan of liquidation (the "Plan") included in the Fund's proxy statement requires the affirmative vote of two-thirds of all outstanding shares of the Fund's common stock. Stockholders should study the text of the Plan and the discussion about it contained in the Fund's proxy.

In summary, upon approval of the Plan, the Fund will cease to invest according to the Fund's investment objectives, will engage in business activities necessary to liquidate and wind up its business, will distribute the net proceeds and will dissolve in accordance with the Plan. It is envisioned that distribution of the Fund's assets will be made in more than one cash payment. The First Distribution is expected to take place within 90 days after the adoption of the Plan and is expected to consist of substantially all of the assets of the Fund, except for those deemed necessary to discharge any liabilities remaining against the Fund. The Fund's proxy notes that there can be no assurance that the Fund will be able to declare or pay the First Distribution nor is there any certainty in the amount of the distribution.

Stockholders face several risk factors relating to the Plan. Changes in asset values may be beyond the Fund's control. Actual expenses may be greater than those estimated, resulting in less net assets for distribution. Unforeseen liabilities could arise to reduce net assets. Delays could create additional
expenses.   Returns may be less than if the Fund had continued as a going concern.

The Soliciting Stockholder does not have sufficient information to make an independent evaluation of the Plan and might or might not have reached the same conclusions as the current Board. However, taking into account the information about the Plan contained in this proxy and in the Fund's proxy and the current Board's determination that this is the best way to help shareholders realize the Fund's full asset value, the Soliciting Stockholder recommends that you vote FOR the plan of liquidation.

Proposal 4 - To consider the appointment of Independent Accountants

The ratification of the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund requires the affirmative vote of a majority of the stockholders as defined in the 1940 Act and as outlined in the Fund's proxy. The Soliciting Stockholder recommends that you vote FOR the ratification of the independent accountants.

Proposal 5 - Name Change

According to the Fund's proxy, the Fund is required to cease to use the term "Excelsior" in its name upon termination of the Fund's Investment Advisory Agreement with US Trust. Approval of the name change to EIS Fund, Ltd. requires the affirmative vote of a majority of the Fund's outstanding voting securities. In response to the Board's recommendation and in view of the vote required for passage, the Soliciting Stockholder recommends that you vote FOR ratification of the name change and actions related to it.

Proposal 6a and 6b - Shareholder Value Proposal

Both parts of this proposal serve to convey the wishes of stockholders to the Board. This proposal is not included in the Fund's proxy and is intended to be proposed at the 2001 Annual Meeting of Shareholders. It is possible that those conducting the Annual Meeting will use procedural grounds to effectively block the introduction of this proposal at the meeting. Since this is an advisory proposal, the Board is under no obligation to respond to its passage. However, a vote of approval by the majority of shares should influence the actions of the Board of Directors, who are bound by a fiduciary obligation to the stockholding owners.

The purpose of the plan of liquidation is to provide net asset value to stockholders and it is likely that the Plan will receive a majority of votes in favor. The first part of the Shareholder Value Proposal is a referendum on an option to receive net asset value should a majority support the plan of liquidation but it fails to achieve the two-thirds requirement. Passage of this proposal and subsequent implementation by the Board would allow those stockholders who so desired to exchange their shares for net asset value. Assuming this passage and implementation, several risks exist for stockholders beyond those discussed in this proxy and in the Fund's proxy regarding the plan of liquidation. Some options that might be considered by the Board may require additional stockholder approval (which may not be obtained), may create added costs, or may cause additional delay in implementation. It is possible that assets could decline to the point that would require de-listing from the New York Stock Exchange or other changes in the organization of the Fund. It is likely that the expense ratio would be negatively affected by substantial reduction in asset level. Tax consequences from partial portfolio liquidation are unknown. These and other factors are dependent on the particular options
that might be considered by the Board at the time.   The Soliciting Stockholder
recommends that you vote FOR the first part of the Shareholder Value Proposal.

The second part of the Shareholder Value Proposal assumes passage of the plan of liquidation and urges the Board to consider reduction of the time between passage and the first distribution to approximately 30 days. The same risks exist as previously discussed in this proxy and the Fund's proxy concerning the plan of liquidation. Virtually all of the Fund's assets are held as highly liquid, readily marketable financial instruments. Given the asset size of the Fund, it is unlikely that liquidation would materially affect the broader market for these holdings. As such, the liquidation of the bulk of these assets could proceed at a more rapid pace without more substantial asset erosion than that
resulting from a longer time frame.   As a result, the Soliciting Stockholder
recommends that you vote FOR the second part of the Shareholder Value Proposal.

PRINCIPAL HOLDERS OF VOTING SECURITIES

The Fund's proxy shows First Union Corporation (which the Fund believes is no longer a beneficial owner), Deep Discount Advisors, Inc. and Ron Olin Investment Management Company as beneficial owners of greater than 5% of the Fund's outstanding shares. Ralph Bradshaw and Gary A. Bentz are former employees and consultants to Deep Discount Advisors. They have been consultants to Ron Olin Investment Management Company for more than five years. Neither company is a party to this solicitation and, as passive investors in the Fund's shares, they are not endorsing the candidacy of any of the Soliciting Stockholder's nominees. The Soliciting Stockholder knows of no other person who owned of record or beneficially more than 5% of the outstanding Common
Stock of the Fund that is not disclosed in the Fund's proxy statement.

According to the Fund's proxy statement, the directors and officers of the Fund, as a group owned less than 1% of the outstanding shares of the Fund.

THE SOLICITATION

Ralph W. Bradshaw, the Soliciting Stockholder, is making this solicitation.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed [GREEN] proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. The Soliciting Stockholder will reimburse these organizations for their reasonable out-of-pocket expenses.

The Soliciting Stockholder will bear all of the fees and expenses related to this proxy solicitation which are estimated to be less than $20,000. From time to time, any or all of the nominees in this proxy may assist the Soliciting Stockholder in this solicitation. The Soliciting Stockholder does not intend to request reimbursement of these expenses from the Fund.

The Soliciting Stockholder is not and, within the past year, has not been a party to any contract, arrangement or understanding with any person with respect to any securities of the Fund. In addition, there is no arrangement or understanding involving the Soliciting Stockholder which relates to future employment by the Fund or any future transaction with the Fund.

If you have any questions concerning this proxy solicitation or the procedures to be followed to execute and deliver a proxy, please contact the Soliciting Stockholder at 828-255-4833.


ADDITIONAL PROPOSALS

The Soliciting Stockholder knows of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Fund's proxy statement. If any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies on the enclosed [GREEN] proxy card to vote in the best interests of shareholders, as determined by the sole discretion of the Soliciting Stockholder.

The Fund's most recent annual, semi-annual and quarterly reports to shareholders are available at no cost. To request a report, please call the Fund toll-free at 1-800-840-1208 or write to the Fund at 114 West 47th Street, New York, N.Y. 10036. The date by which a stockholder must submit a proposal to be presented for inclusion in the Fund's proxy statement and proxy card at the 2002
Annual Meeting of Stockholders is set forth in the Fund's proxy statement as January 5, 2002.

Dated: ___________, 2001


EXHIBIT 1   Purchases and Sales of Excelsior Income Shares, Inc. Shares

SECURITIES OF THE FUND PURCHASED OR SOLD WITHIN THE PAST TWO YEARS BY THE SOLICITING STOCKHOLDER


Date              Number of Shares Purchased

3/9/00               1
5/5/00             500




                                PROXY CARD

                        PROXY SOLICITED IN OPPOSITION
                       TO THE BOARD OF DIRECTORS OF THE
                         EXCELSIOR INCOME SHARES, INC.

                             BY RALPH W. BRADSHAW
        ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON September 12, 2001

The undersigned hereby appoints Thomas R. Westle and Ralph W. Bradshaw, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Stockholders of Excelsior Income Shares, Inc. (the "Fund") and to vote all shares of Common Stock of the Fund which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Fund to be held at 919 Third Avenue, 41st Floor Conference Room B, New York, New York on September 12, 2001 at 11 a.m. (eastern time), and at any postponements or adjournments thereof.

Properly executed proxies will be voted (or the vote on such matters may be withheld on specific matters) in accordance with instructions appearing on the proxy. In the absence of specific instructions, proxies will be voted FOR the election of these nominees as directors and FOR as to other matters on the ballot. Please refer to the Proxy Statement for a discussion of the proposals.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [    ].)

1.   To elect five (5) Directors to the Fund's Board of Directors.
     The nominees are:

     RALPH W. BRADSHAW       FOR THE NOMINEE [   ]        WITHHOLD [   ]

     GARY A. BENTZ           FOR THE NOMINEE [   ]        WITHHOLD [   ]

     ANDREW STRAUSS          FOR THE NOMINEE [   ]        WITHHOLD [   ]

     GLENN W. WILCOX, SR.    FOR THE NOMINEE [   ]        WITHHOLD [   ]

     SCOTT B. ROGERS         FOR THE NOMINEE [   ]        WITHHOLD [   ]


THE SOLICITING STOCKHOLDER URGES YOU TO VOTE "FOR" THE ELECTION OF THESE NOMINEES AND FOR ALL OTHER PROPOSALS ON THIS BALLOT.

2. To approve a new Investment Advisory Agreement between the Fund and Rafferty Capital Markets, LLC.

      FOR     AGAINST    ABSTAIN
      | |       | |        | |

3. To approve the liquidation and dissolution of Excelsior Income Shares, Inc. pursuant to the plan of liquidation described in the accompanying proxy statement.

      FOR     AGAINST    ABSTAIN
      | |      | |        | |

 4. To ratify the selection of PricewaterhouseCoopers LLP as the Fund's independent public accountants for the fiscal year ending December 31, 2001.

      FOR    AGAINST    ABSTAIN
      | |      | |        | |

5.    To ratify the change in name of  Excelsior  Income  Shares,  Inc, to EIS
      Fund, Ltd.

      FOR    AGAINST    ABSTAIN
      | |      | |        | |

6.a) To approve the Shareholder Value Proposal that, if a majority favors liquidation, but it fails to receive the super-majority, two-thirds vote required, the shareholders recommend that the Board provide shareholders an option to receive Net Asset Value

      FOR     AGAINST    ABSTAIN
      | |       | |        | |

  b) To approve the Shareholder Value Proposal that, if the liquidation proposal receives the required two-thirds vote, the shareholders request that the first liquidation payment be distributed within 30 days after the meeting, rather than 90 days as described in the Fund's proxy.

      FOR     AGAINST    ABSTAIN
      | |       | |        | |

ANY AND ALL OTHER PROPOSALS WILL BE VOTED BY THE PROXYHOLDERS IN THE BEST INTERESTS OF SHAREHOLDERS AS DETERMINED IN THE SOLE DISCRETION OF THE SOLICITING STOCKHOLDER. THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF THE PROXY
STATEMENT DATED _______, 2001, OF RALPH W. BRADSHAW AND THE UNDERSIGNED HEREBY REVOKES ANY PROXY HERETOFORE EXECUTED BY THE UNDERSIGNED RELATING TO THE
SUBJECT MATTER HEREOF AND CONFIRMS ALL THAT THE PROXIES MAY LAWFULLY DO BY VIRTUE HEREOF.



This proxy card is provided by Ralph W. Bradshaw, a stockholder of the Fund. Please sign exactly as your name appears hereon or on proxy cards previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other duly authorized officer.
If a partnership, please sign in partnership name by authorized person.

Printing your name and address below will aid the inspector of election in identifying and confirming your account.

NAME (Print)_____________________________________________

ADDRESS __________________________________________________

Number of Shares ______________

(IMPORTANT     -     PLEASE SIGN AND FILL IN DATE)

SIGNATURE(S)_____________________________________________Date:____________

Please sign as registered and return promptly in the enclosed envelope. Executors, trustees and other signing in a representative capacity should include their names and the capacity in which they sign.